August 4, 2014

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission

Re:	Comment Letter to FreeButton, Inc.
Form 8-K
Filed May 27, 2014
File No. 0-54009

Please note that the transaction referred on the May 27, 2014 Form 8-K filed with the SEC has not closed and that shares which will be issued upon close, have not been issued. Conditions upon closing have been the conclusion of due diligence and the audit of A1 Vapor’s financial statements. We anticipate that both of these conditions will be met within the next few business days and we anticipate closing the transaction at that point. Pending the closing of the transaction, we will file a Super 8-K which will be consistent with disclosure requirements of Items 2.01, 5.01, 5.06 and 9.01 of Form 8-K, as well as information, including financial information, that would be required on Form 10 for A1 Vapors. We believe that the transaction will qualify as a reverse acquisition for the purposes of the disclosure requirements on Form 8-K.

The 8-K filed on May 27 states specifically that:

On May 23, 2014, FreeButton, Inc. (“FreeButton”) entered into an exchange agreement (the “Exchange Agreement”) with A1 Vapors, Inc. (“A1 Vapors”), a Florida corporation. Under the terms of the Exchange Agreement, the shareholders of A1 Vapors will receive 21,000,000 newly-issued shares of FreeButton’s Common Stock in exchange for all of A1 Vapor’s outstanding Common Stock. Upon completion of the proposed transaction, A1 will become a wholly-owned subsidiary of FreeButton. The obligation to close the transaction under the terms of the Exchange Agreement shall be subject to normal terms and conditions contained in such agreements.

We believed that this language was forward-looking and not ambiguous. We filed this 8-K under Item 1.01, Entry into a Material Definitive Agreement.

FreeButton acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments to no foreclose the Commission from taking any action with respect to the filing; and
•	It may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

James Lynch
CEO
FreeButton, Inc.